UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Change of Chairman and Chief Executive Officer

On June 2, 2025, Mr. Chi Ming Lam resigned as the chairman (the “Chairman”) of the board of directors of the Company (the “Board”) and Chief Executive Officer, effective immediately. Mr. Lam considered that running a public company is time-intensive and the significant regulatory oversight and reporting obligations have diverted his attention away from the day-to-day management of the Company’s key operating subsidiaries in Hong Kong. Accordingly, Mr. Lam intends to devote more time to growing the wet trades works business in Hong Kong and take direct oversight of the key operational subsidiaries in Hong Kong. Mr. Lam’s resignation is not as a result of any disagreement with the Company relating to its operations, policies or practices. Mr. Lam will continue to be a director of the Company.

Effective June 2, 2025, the Board appointed Mr. Wenjin Li as the Chairman and Chief Executive Officer to fill the vacancy created by the resignation of Mr. Lam. Mr. Wenjin Li, age 46, has over 20 years of experience in business administration and sales and marketing. Mr. Li has been a director of the Company since December 17, 2024. Mr. Li currently serves as general manager of Xiamen Zhenghe Xinneng Digital Technology Co., Ltd, a position he has held since 2016. From 2007 to 2016, he was general manager of FeiQuBuKe (Xiamen) Information Technology Co., Ltd. From 2004 to 2007, he was vice president of Jinan Dali Food Co., Ltd. From 2001 to 2004, he was sales manager of Tsingtao Brewery Group (Guangdong Company and Fujian Company). Mr. Li obtained a bachelor of business management from Xiamen University in 2001.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: June 2, 2025	By:	/s/ Pik Chun Lin
	Name:	Pik Chun Lin
	Title:	Chief Financial Officer

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